Exercise and Physical Rehabilitation Specialist Joins Endovasc’s Board of Directors

MONTGOMERY, Texas—December 13, 2006--Endovasc, Inc - (OTCBB: EVSC), a Business Development Company focused on acquiring and investing in companies engaged in the development of innovative cardiovascular and metabolic drugs as well as nutraceutical supplements, is pleased to announce that Dale R.Greenwald has joined the Company’s Board of Directors.

Mr. Greenwald is an exercise physiologist who brings 20 years of experience in physical therapy and rehabilitation to Endovasc. He is a Certified Strength and Condition Specialist and a Neuromuscular Therapist with a degree in Exercise Physiology from the University of Colorado. Mr. Greenwald is the owner of Active Therapy Professionals, Inc., a company that specializes in the second-stage rehabilitation of individuals recovering from injuries. Prior to opening this business in 1989, Mr. Greenwald worked for the University of Colorado Athletics Department as Assistant Strength and Conditioning Coach.

“Mr. Greenwald has provided Endovasc with critical assistance in the early development stages of our nutraceutical product as well as validating patent claims and lobbying for federal grants for the Liprostin trials. His experience with our company coupled with his expertise in exercise, rehabilitation and physical therapy will enable him to provide valuable guidance regarding the company’s technologies going forward,” commented Dr. Diane Dottavio, President and Chief Executive Officer of Endovasc, Inc.

Mr. Greenwald is the co-author of “Weight Training by Design,” a book which provides an introduction to a groundbreaking new weight training system and essential information on cardiovascular training, diet, rest, stretching, and posture. He has presented at national conferences for organizations such as the American Academy of Osteopathy (AAO) and National Strength and Conditioning Association (NSCA). He has spoken about topics such as exercise and second-stage rehabilitation and posture as it relates to exercise and rehabilitation. Additionally, he is an inventor and developer of new fitness technologies with a domestic patent for a rotator cuff rehabilitation machine.

About Endovasc, Inc.

Endovasc, Inc is focused on investing in private companies and developing and commercializing drug candidates in the areas of cardiovascular and metabolic medicine. Endovasc is organized as a business development company, and has invested in the following subsidiaries: Liprostin Inc., which holds the intellectual property for a liposomal based treatment to increase circulation and reduce leg pain in patients suffering from vascular disease; Prostent, Inc., which is developing a stent coating technology; and Nutraceutical Development Corporation, which has developed marketed technology to increase muscle mass.

For more information about Endovasc, please visit www.endovasc.com.

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The foregoing statements are made under the "Safe Harbor" Private Securities Litigation Reform Act of 1995 and may contain forward-looking statements that involve risks and uncertainties that may not be evident at the time of this release.

Contact:

Rob Johnson
936-582-5920